Exhibit 4.3

Description of Registrant's Securities
The following summary describes the securities of MGIC Investment Corporation (the "Company") registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.
Description of Common Stock
The following description of the Company's common stock summarizes general terms and provisions that apply to the common stock. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's articles of incorporation and bylaws, which are filed as exhibits to the Annual Report on Form 10-K, of which this Exhibit 4.3 is a part.
Authorized Common Stock
The Company is authorized to issue up to 1,000,000,000 shares of common stock, $1.00 par value per share. All of the Company's issued and outstanding shares are fully paid and nonassessable.
Dividend Rights
The holders of the Company's common stock will be entitled to receive and share equally in any dividends as may be declared by the Company's board of directors out of funds legally available for dividends. If the Company issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends. Also, because the Company is a holding company, the Company's rights and the rights of its creditors, including the holders of debt securities, and shareholders to participate in any distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of the subsidiary’s creditors, except to the extent that the Company may be a creditor with recognized claims against the subsidiary.
Voting Rights
Except as provided under Wisconsin law and except as may be determined by the Company's board of directors with respect to any series of preferred stock, only the holders of the Company's common stock will be entitled to vote for the election of members of the Company's board of directors and on all other matters. Holders of the Company's common stock are entitled to one vote per share of common stock held by them on all matters properly submitted to a vote of shareholders, subject to Section 180.1150 of the Wisconsin Business Corporation Law. Please see “Certain Statutory Provisions - Control Share Voting Restrictions.” Shareholders have no cumulative voting rights, which means that the holders of shares entitled to exercise more than 50% of the voting power are able to elect all of the directors to be elected.
Liquidation and Other Rights
All shares of the Company's common stock are entitled to participate equally in distributions in liquidation, subject to the prior rights of any preferred stock that may be outstanding. Holders of the Company's common stock have no preemptive rights to subscribe for or purchase the Company's shares. There are no conversion rights, sinking fund or redemption provisions applicable to the Company's common stock.
Listing
The Company's common stock is traded on the New York Stock Exchange under the symbol "MTG."
Certain Statutory Provisions
Wisconsin law, under which the Company is incorporated, contains certain provisions that may be important when considering the rights of holders of shares of the Company's common stock. The description set forth below is intended as a summary only. For complete information, please review the applicable provisions of the Wisconsin Business Corporation Law and the Wisconsin insurance statutes.

Business Combination Statute. Sections 180.1140 to 180.1144 of the Wisconsin Business Corporation Law regulate a broad range of business combinations between a Wisconsin corporation and an interested stockholder. Under this law, the Company generally cannot engage in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the Company's board of directors approved the business combination or the acquisition of the stock that resulted in the person becoming an interested stockholder, in each case before such acquisition of stock.
Fair Price Statute. Sections 180.1130 to 180.1133 of the Wisconsin Business Corporation Law also regulate certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a significant shareholder and a Wisconsin corporation, unless specified minimum price and procedural requirements are met.
Control Share Voting Restrictions. Under Section 180.1150 of the Wisconsin Business Corporation Law, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a Wisconsin corporation held by any person or group of persons acting together in excess of 20% of the voting power in the election of directors is generally limited to 10% of the full voting power of those shares, unless full voting power of those shares has been restored pursuant to a vote of shareholders.
Defensive Action Restrictions. Following commencement of a takeover offer, Section 180.1134 of the Wisconsin Business Corporation Law imposes special voting requirements on share repurchases effected at a premium to the market and on asset sales by the corporation, unless, as it relates to the potential sale of assets, the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.
Insurance Regulations. Wisconsin’s insurance statutes and regulations generally provide that no person may acquire control of the Company unless the transaction in which control is acquired has been approved by the Office of the Commissioner of Insurance for the State of Wisconsin (the "OCI"). The regulations provide for a rebuttable presumption of control when a person directly or indirectly owns or has the right to vote more than 10% of the voting securities. In addition, the insurance regulations of other states in which the Company's subsidiary, Mortgage Guaranty Insurance Corporation ("MGIC") is a licensed insurer require notification to the state’s insurance department a specified time before a person acquires control of the Company. If such states disapprove the change of control, the Company's or MGIC's licenses to conduct business in the disapproving states could be terminated. In addition, the OCI may seize securities owned by a person who has or is proposing to acquire securities in violation of the Wisconsin statute.